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10 March 2003
184/03—jmd

For immediate release

DRD CONFIRMS TO OPPOSE EX-PARTE ORDER

        Durban Roodepoort Deep, Limited's Chairman and Chief Executive Officer, Mark Wellesley-Wood, confirmed today (Monday, 10 March 2003) that it was "firmly" the company's intention to oppose an ex parte order obtained against DRD and others by Roger and Brett Kebble and others on 20 February.

        The order, executed by the Sheriff of the High Court the same day, was for the search for and seizure of certain specified documents.

        Wellesley-Wood said that, contrary to media reports on 26 February and at the weekend, there had been no talks between the parties' legal representatives on an out-of-court settlement regarding the ex-parte issue, nor had the company requested of the other parties a postponement of court action.

        Contact between the company's and the Kebbles' legal representatives had been limited to administrative matters relating to DRD's intended opposition.

        Wellesley-Wood confirmed that DRD's broader legal steps against Roger Kebble and others to recover misappropriated shareholders' funds also continued apace.

        "However, until we make substantive progress on both the matter of the ex parte order and the recovery of shareholders' funds through due process, we will continue to resist being drawn into acrimonious public debate on them," he said.

Queries:

Ilja Graulich, DRD
+27 11 381 7800 (w)
+27 83 604 0820 (cell)

James Duncan, Russell and Associates
+27 11 880 3924 (w)
+27 82 892 8052 (cell)

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DRD CONFIRMS TO OPPOSE EX-PARTE ORDER